                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14D-1
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                                and Schedule 13D
                   Under the Securities Exchange Act of 1934

                       CORT BUSINESS SERVICES CORPORATION
                           (Name of Subject Company)

                              C ACQUISITION CORP.
                          WESCO HOLDINGS MIDWEST, INC.
                          WESCO FINANCIAL CORPORATION
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  220493-10-0
                     (CUSIP Number of Class of Securities)

                                MARC D. HAMBURG
                                 VICE PRESIDENT
                          WESCO HOLDINGS MIDWEST, INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                                 (402) 346-1400
           (Name, Address, and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:
                              MARY ANN LYMAN, ESQ.
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA  90071
                                 (213) 683-9100

                           CALCULATION OF FILING FEE
------------------------------------------------------------------------------
               TRANSACTION VALUATION*     AMOUNT OF FILING FEE**
------------------------------------------------------------------------------
                    $384,060,942.00            $76,813.00
------------------------------------------------------------------------------
* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of (1) 13,108,569 shares of Common Stock, par value $.01 per share, issued and outstanding as of January 19, 2000, according to the Subject Company, and (2) 983,305 options on the Common Stock issued and outstanding as of January 19, 2000, according to the Subject Company, with an average exercise price of $10.69. According to the Subject Company, no shares of Class B Common Stock, par value $.01 per share, were issued and outstanding as of such date.

**   1/50 of 1% of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  [_________]  Filing party:  [___________________]

Form or registration no.:  [___________]  Date filed:  [_____________________]

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                                     14D-1

Cusip No. 220493-10-0

1.   Names of Reporting Persons

     C Acquisition Corp.

     IRS Identification Nos. Of Above Persons (Entities Only)


2.   Check the Appropriate Box if a Member of a Group   (a) __
                                                        (b) __


3.   SEC Use Only


4.   Source of Funds

     WC

5.   Check Box if Disclosure or Legal Proceedings is Required       __
     Pursuant to item 2(e) or 2(f)


6.   Citizenship or Place of Organization

     Delaware

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,778,518

8.   Check Box if the Aggregate Amount in Row (7) Excludes        __
     Certain Shares


9.   Percent of Class Represented by Amount in Row (7)

     Approximately 44.1%

10.  Type of Reporting Person

     CO

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                                     14D-1

Cusip No. 220493-10-0

1.   Names of Reporting Persons

     Wesco Holdings Midwest, Inc.

     IRS Identification Nos. Of Above Persons (Entities Only)


2.   Check the Appropriate Box if a Member of a Group   (a) __
                                                        (b) __


3.   SEC Use Only


4.   Source of Funds

     AF

5.   Check Box if Disclosure or Legal Proceedings is Required       __
     Pursuant to item 2(e) or 2(f)


6.   Citizenship or Place of Organization

     Nebraska

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,778,518

8.   Check Box if the Aggregate Amount in Row (7) Excludes        __
     Certain Shares


9.   Percent of Class Represented by Amount in Row (7)

     Approximately 44.1%

10.  Type of Reporting Person

     CO

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                                     14D-1

Cusip No. 220493-10-0

1.   Names of Reporting Persons

     Wesco Financial Corporation

     IRS Identification Nos. Of Above Persons (Entities Only)


2.   Check the Appropriate Box if a Member of a Group   (a) __
                                                        (b) __


3.   SEC Use Only


4.   Source of Funds

     AF

5.   Check Box if Disclosure or Legal Proceedings is Required       __
     Pursuant to item 2(e) or 2(f)


6.   Citizenship or Place of Organization

     Delaware


7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,778,518

8.   Check Box if the Aggregate Amount in Row (7) Excludes        __
     Certain Shares


9.   Percent of Class Represented by Amount in Row (7)

     Approximately 44.1%

10.  Type of Reporting Person

     CO

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                                     14D-1

Cusip No. 220493-10-0

1.   Names of Reporting Persons

     Berkshire Hathaway Inc.

     IRS Identification Nos. Of Above Persons (Entities Only)


2.   Check the Appropriate Box if a Member of a Group   (a) __
                                                        (b) __


3.   SEC Use Only


4.   Source of Funds

     AF

5.   Check Box if Disclosure or Legal Proceedings is Required       __
     Pursuant to item 2(e) or 2(f)


6.   Citizenship or Place of Organization

     Delaware


7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,778,518


8.   Check Box if the Aggregate Amount in Row (7) Excludes        __
     Certain Shares


9.   Percent of Class Represented by Amount in Row (7)

     Approximately 44.1%

10.  Type of Reporting Person

     CO

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                                     14D-1

Cusip No. 220493-10-0

1.   Names of Reporting Persons

     OBH, Inc.

     IRS Identification Nos. Of Above Persons (Entities Only)


2.   Check the Appropriate Box if a Member of a Group   (a) __
                                                        (b) __


3.   SEC Use Only


4.   Source of Funds

     AF

5.   Check Box if Disclosure or Legal Proceedings is Required       __
     Pursuant to item 2(e) or 2(f)


6.   Citizenship or Place of Organization

     Delaware

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,778,518

8.   Check Box if the Aggregate Amount in Row (7) Excludes        __
     Certain Shares


9.   Percent of Class Represented by Amount in Row (7)

     Approximately 44.1%

10.  Type of Reporting Person

     CO

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                                     14D-1

Cusip No. 220493-10-0

1.   Names of Reporting Persons

     Blue Chip Stamps

     IRS Identification Nos. Of Above Persons (Entities Only)


2.   Check the Appropriate Box if a Member of a Group   (a) __
                                                        (b) __


3.   SEC Use Only


4.   Source of Funds

     AF

5.   Check Box if Disclosure or Legal Proceedings is Required       __
     Pursuant to item 2(e) or 2(f)


6.   Citizenship or Place of Organization

     California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,778,518

8.   Check Box if the Aggregate Amount in Row (7) Excludes        __
     Certain Shares


9.   Percent of Class Represented by Amount in Row (7)

     Approximately 44.1%

10.  Type of Reporting Person

     CO
                                 Page 7 of 14
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                                     14D-1

Cusip No. 220493-10-0

1.   Names of Reporting Persons

     Warren E. Buffett

     IRS Identification Nos. Of Above Persons (Entities Only)


2.   Check the Appropriate Box if a Member of a Group   (a) __
                                                        (b) __


3.   SEC Use Only


4.   Source of Funds

     AF

5.   Check Box if Disclosure or Legal Proceedings is Required       __
     Pursuant to item 2(e) or 2(f)


6.   Citizenship or Place of Organization

     United States citizen

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,778,518

8.   Check Box if the Aggregate Amount in Row (7) Excludes        __
     Certain Shares


9.   Percent of Class Represented by Amount in Row (7)

     Approximately 44.1%

10.  Type of Reporting Person

     IN

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     This Tender Offer Statement on Schedule 14D-1 (this "Statement") filed by
Wesco Financial Corporation, a Delaware corporation ("Ultimate Parent"), Wesco Holdings Midwest, Inc., a Nebraska corporation ("Parent"), and C Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent and indirect wholly owned subsidiary of Ultimate Parent ("Purchaser"), relates to the offer by Parent and Purchaser to purchase all of the issued and outstanding shares (the "Shares") of Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, of CORT Business Services Corporation, a Delaware corporation (the "Company"), at a price of $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2) respectively.

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Berkshire Hathaway Inc., OBH, Inc., Blue Chip Stamps, Ultimate Parent, Parent and Purchaser (together, the "Purchaser Entities") and Warren E. Buffett of beneficial ownership of certain Shares pursuant to the Stockholder Agreement and Voting Agreement described in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.


ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is CORT Business Services Corporation, a Delaware corporation, and the address of its principal executive offices is 11250 Waples Mill Road, Fairfax, Virginia 22030.

     (b) The classes of securities to which this statement relates are the Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, of the Company. The information set forth in the "Introduction" and
Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Statement is filed by Ultimate Parent, Parent and Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of the Purchaser Entities and Mr. Buffett, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of Mr. Buffett and each of the executive officers and directors of each Purchaser Entity is set forth in the "Introduction" and Section 9 ("Certain Information Concerning Purchaser, Parent, Ultimate Parent and Other Purchaser Entities") and in
Schedule I of the Offer to Purchase and is incorporated herein by reference.

     (e); (f) During the last five years, none of the Purchaser Entities or Mr. Buffett, nor, to the best knowledge of any of the Purchaser Entities or Mr. Buffett, any of the directors or executive officers of any of the Purchaser Entities has been convicted in a criminal proceeding (excluding traffic

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violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Purchaser, Parent, Ultimate Parent and Other Purchaser Entities"), Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement, Stockholder Agreement and Voting Agreement"), and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c)  Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth in the "Introduction," Section 6 ("Price Range of Shares; Dividends"), Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement, the Stockholder Agreement and Voting Agreement"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights"), and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 ("Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Purchaser, Parent, Ultimate Parent and Other Purchaser Entities") and Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement, Stockholder Agreement and Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser, Parent, Ultimate Parent and Other Purchaser Entities"), and Section 11 ("Background of the Offer; Contacts with the Company; the Merger Agreement, Stockholder Agreement and Voting Agreement"), and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the "Introduction," and Section 11 ("Background of the Offer; Contracts with the Company; the Merger Agreement, Stockholder Agreement and Voting Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (e)    Not applicable.

     (f) The information set forth in the Offer to Purchase and Letter of Transmittal and the Merger Agreement, dated as of January 14, 2000, among Ultimate Parent, Parent, Purchaser and the Company, copies of which are attached as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     (a)(1)    Offer to Purchase, dated January 21, 2000.

     (a)(2)    Letter of Transmittal with respect to the Shares.

     (a)(3) Form of letter, dated January 21, 2000, to brokers, dealers, commercial banks, trust companies and nominees.

     (a)(4) Form of letter, dated January 21, 2000, to clients to be used by brokers, dealers, commercial banks, trust companies and nominees.

     (a)(5)    Notice of Guaranteed Delivery.

     (a)(6) Press Release issued by the Company and Ultimate Parent on January 14, 2000 (filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Wesco Financial Corporation on January 19, 2000 and incorporated herein by reference).

     (a)(7) Press Release issued by the Company and Ultimate Parent on January 21, 2000.

     (a)(8)    Form of newspaper advertisement, dated January 21, 2000.

     (a)(9)    IRS Guidelines to Substitute Form W-9.

     (c)(1) Agreement and Plan of Merger, dated as of January 14, 2000, by and among the Ultimate Parent, Parent, Purchaser and the Company (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Wesco Financial Corporation on January 19, 2000 and incorporated herein by reference).

     (c)(2) Stockholder Agreement, dated as of January 14, 2000, among Parent, Purchaser and Citicorp Venture Capital, Ltd. (filed as
               Exhibit 2.2 to the Current Report on Form 8-K filed by Wesco Financial Corporation on January 19, 2000 and incorporated herein by reference).

     (c)(3) Voting Agreement, dated as of January 14, 2000, among Parent, Purchaser and Robert N. Pokelwaldt (filed as Exhibit 2.3 to the Current Report on Form 8-K filed by Wesco Financial Corporation on January 19, 2000 and incorporated herein by reference).

     (d)       Not applicable.

     (e)       Not applicable.

     (f)       Not applicable.


     There is also filed as an exhibit hereto the agreement to file Schedule 13D jointly, as required by Rule 13d-1(k).

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tender Offer Statement on
Schedule 14D-1 is true, complete and correct.

Dated:    January 21, 2000


                              C Acquisition Corp.


                              By: /s/ Marc D. Hamburg
                                 ________________________
                              Name: Marc D. Hamburg
                              Title: Secretary and Treasurer




                              Wesco Holdings Midwest, Inc.


                              By: /s/ Marc D. Hamburg
                                 ________________________
                              Name: Marc D. Hamburg
                              Title: Secretary and Treasurer




                              Wesco Financial Corporation


                              By: /s/ Jeffrey L. Jacobson
                                 ---------------------------
                              Name: Jeffrey L. Jacobson
                              Title: Vice President and
                                     Chief Financial Officer

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:    January 21, 2000

                              C Acquisition Corp.


                              By: /s/ Marc D. Hamburg
                                 ________________________
                              Name: Marc D. Hamburg
                              Title:  Secretary and Treasurer



                              Wesco Holdings Midwest, Inc.


                              By: /s/ Marc D. Hamburg
                                 ________________________
                              Name: Marc D. Hamburg
                              Title: Secretary and Treasurer



                              Wesco Financial Corporation


                              By: /s/ Jeffrey L. Jacobson
                                 ---------------------------
                              Name: Jeffrey L. Jacobson
                              Title: Vice President and
                                     Chief Financial Officer


                              Blue Chip Stamps


                              By: /s/ Jeffrey L. Jacobson
                                 ---------------------------
                              Name: Jeffrey L. Jacobson
                              Title: Vice President and
                                     Chief Financial Officer


                              OBH, Inc.


                              By: /s/ Marc D. Hamburg
                                 ________________________
                              Name: Marc D. Hamburg
                              Title: Vice President and Treasurer



                              Berkshire Hathaway Inc.


                              By: /s/ Marc D. Hamburg
                                 ________________________
                              Name: Marc D. Hamburg
                              Title: Vice President and Treasurer


                              /s/ Warren E. Buffett
                              _____________________________
                              Warren E. Buffett

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                   Exhibit Required by Item 7 of Schedule 13D


                                   AGREEMENT

          The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, including such reports made by or as part of a Tender Offer Statement on Schedule 14D-1, may be filed in a single statement on behalf of all such persons, and further, each such person designates Marc D. Hamburg as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.

Dated:  January 21, 2000


Wesco Financial Corporation   Wesco Holdings Midwest, Inc.


By: /s/ Jeffrey L. Jacobson   By: /s/ Marc D. Hamburg
  __________________________    __________________________
Its: Vice President and       Its: Secretary and
     Chief Financial Officer       Treasurer
   _________________________      ________________________


C Acquisition Corp.           Berkshire Hathaway Inc.


By: /s/ Marc D. Hamburg       By: /s/ Marc D. Hamburg
   ___________________           ___________________

Its: Secretary and            Its: Vice President and
     Treasurer                     Treasurer
     ___________________          ___________________



OBH, Inc.                     Blue Chip Stamps


By: /s/ Marc D. Hamburg       By: /s/ Jeffrey L. Jacobson
   ___________________           __________________________
Its: Vice President and       Its: Vice President and
     Treasurer                     Chief Financial Officer
    ___________________           _________________________


/s/ Warren E. Buffett
____________________
Warren E. Buffett